                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                            AVIATION SALES COMPANY
- -------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  053672 10 1
- -------------------------------------------------------------------------------
                                (CUSIP Number)

                               John A. Maraia
                               Corporate Counsel
                               Legal Department
                               Tomen America Inc.
                               1285 Avenue of The Americas
                               New York, New York  10019
                               (212) 397-5734

- -------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                 June 26, 1996
- -------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of this class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

- --------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


NY1-148262.5

- --------------------------------------                                                   -----------------------------------
CUSIP NO.                                                  SCHEDULE
053672 10 1                                                   13D
- --------------------------------------                                                   -----------------------------------


- ----------------------------------------------------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSON                                                                 J/T Aviation Partners


            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- ----------------------------------------------------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (A)|_|
                                                                                                                   (B)|_|

- ----------------------------------------------------------------------------------------------------------------------------
3.          SEC USE ONLY

- ----------------------------------------------------------------------------------------------------------------------------
4.          SOURCE OF FUNDS                                                                                             WC

- ----------------------------------------------------------------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                                           |_|
            REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

- ----------------------------------------------------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION                                                                  Delaware

- ----------------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES                       7.         SOLE VOTING POWER                                             1,576,000
                                                                                                               See Item 5.
BENEFICIALLY OWNED                   ---------------------------------------------------------------------------------------
                                       8.         SHARED VOTING POWER                                                   0
BY EACH REPORTING
                                     ---------------------------------------------------------------------------------------
 PERSON WITH                           9.         SOLE DISPOSITIVE POWER                                        1,576,000
                                                                                                               See Item 5.
                                     ---------------------------------------------------------------------------------------
                                       10.        SHARED DISPOSITIVE POWER                                              0

- ----------------------------------------------------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                                1,576,000

- ----------------------------------------------------------------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                                                                    |_|

- ----------------------------------------------------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                      20.3%

- ----------------------------------------------------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON                                                                                   PN

- ----------------------------------------------------------------------------------------------------------------------------


NY1-148262.5

- --------------------------------------                                                   -----------------------------------
CUSIP NO.                                                  SCHEDULE
053672 10 1                                                   13D
- --------------------------------------                                                   -----------------------------------


- ----------------------------------------------------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSON                                                                TM Aviation (USA) Inc.


            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- ----------------------------------------------------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (A)|_|
                                                                                                                   (B)|_|

- ----------------------------------------------------------------------------------------------------------------------------
3.          SEC USE ONLY

- ----------------------------------------------------------------------------------------------------------------------------
4.          SOURCE OF FUNDS                                                                                             WC

- ----------------------------------------------------------------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                                           |_|
            REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

- ----------------------------------------------------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION                                                                 Delaware

- ----------------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES                       7.         SOLE VOTING POWER                                                     0

BENEFICIALLY OWNED                   ---------------------------------------------------------------------------------------
                                       8.         SHARED VOTING POWER                                           1,576,000
BY EACH REPORTING                                                                                              See Item 5.
                                     ---------------------------------------------------------------------------------------
 PERSON WITH                           9.         SOLE DISPOSITIVE POWER                                                0

                                     ---------------------------------------------------------------------------------------
                                       10.        SHARED DISPOSITIVE POWER                                      1,576,000
                                                                                                               See Item 5.

- ----------------------------------------------------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                                1,576,000

- ----------------------------------------------------------------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                                                                    |_|

- ----------------------------------------------------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                      20.3%

- ----------------------------------------------------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON                                                                                   CO

- ----------------------------------------------------------------------------------------------------------------------------


NY1-148262.5

- --------------------------------------                                                   -----------------------------------
CUSIP NO.                                                  SCHEDULE
053672 10 1                                                   13D
- --------------------------------------                                                   -----------------------------------


- ----------------------------------------------------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSON                                                              TM Aviation (Japan) Inc.


            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- ----------------------------------------------------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (A)|_|
                                                                                                                   (B)|_|

- ----------------------------------------------------------------------------------------------------------------------------
3.          SEC USE ONLY

- ----------------------------------------------------------------------------------------------------------------------------
4.          SOURCE OF FUNDS                                                                                             WC

- ----------------------------------------------------------------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                                           |_|
            REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

- ----------------------------------------------------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION                                                                  Delaware

- ----------------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES                       7.         SOLE VOTING POWER                                                     0

BENEFICIALLY OWNED                   ---------------------------------------------------------------------------------------
                                       8.         SHARED VOTING POWER                                           1,576,000
BY EACH REPORTING                                                                                              See Item 5.
                                     ---------------------------------------------------------------------------------------
 PERSON WITH                           9.         SOLE DISPOSITIVE POWER                                                0

                                     ---------------------------------------------------------------------------------------
                                       10.        SHARED DISPOSITIVE POWER                                      1,576,000
                                                                                                               See Item 5.

- ----------------------------------------------------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                                1,576,000

- ----------------------------------------------------------------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                                                                    |_|

- ----------------------------------------------------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                      20.3%

- ----------------------------------------------------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON                                                                                   CO

- ----------------------------------------------------------------------------------------------------------------------------


NY1-148262.5

- --------------------------------------                                                   -----------------------------------
CUSIP NO.                                                  SCHEDULE
053672 10 1                                                   13D
- --------------------------------------                                                   -----------------------------------


- ----------------------------------------------------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSON                                                                     Tomen Corporation


            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- ----------------------------------------------------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (A)|_|
                                                                                                                   (B)|_|

- ----------------------------------------------------------------------------------------------------------------------------
3.          SEC USE ONLY

- ----------------------------------------------------------------------------------------------------------------------------
4.          SOURCE OF FUNDS                                                                                             WC

- ----------------------------------------------------------------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                                           |_|
            REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

- ----------------------------------------------------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION                                                                     Japan

- ----------------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES                       7.         SOLE VOTING POWER                                                     0

BENEFICIALLY OWNED                   ---------------------------------------------------------------------------------------
                                       8.         SHARED VOTING POWER                                           1,586,000
BY EACH REPORTING                                                                                             See Item 5.
                                     ---------------------------------------------------------------------------------------
 PERSON WITH                           9.         SOLE DISPOSITIVE POWER                                                0

                                     ---------------------------------------------------------------------------------------
                                       10.        SHARED DISPOSITIVE POWER                                      1,586,000
                                                                                                              See Item 5.

- ----------------------------------------------------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                                1,586,000

- ----------------------------------------------------------------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                                                                    |_|

- ----------------------------------------------------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                      20.3%

- ----------------------------------------------------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON                                                                                   CO

- ----------------------------------------------------------------------------------------------------------------------------


NY1-148262.5

- --------------------------------------                                                   -----------------------------------
CUSIP NO.                                                  SCHEDULE
053672 10 1                                                   13D
- --------------------------------------                                                   -----------------------------------


- ----------------------------------------------------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSON                                                   Japan Fleet Service (Delaware) Inc.


            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- ----------------------------------------------------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (A)|_|
                                                                                                                   (B)|_|

- ----------------------------------------------------------------------------------------------------------------------------
3.          SEC USE ONLY

- ----------------------------------------------------------------------------------------------------------------------------
4.          SOURCE OF FUNDS                                                                                             WC

- ----------------------------------------------------------------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                                           |_|
            REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

- ----------------------------------------------------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION                                                                  Delaware

- ----------------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES                       7.         SOLE VOTING POWER                                                     0

BENEFICIALLY OWNED                   ---------------------------------------------------------------------------------------
                                       8.         SHARED VOTING POWER                                           1,576,000
BY EACH REPORTING                                                                                             See Item 5.
                                     ---------------------------------------------------------------------------------------
 PERSON WITH                           9.         SOLE DISPOSITIVE POWER                                                0

                                     ---------------------------------------------------------------------------------------
                                       10.        SHARED DISPOSITIVE POWER                                      1,576,000
                                                                                                              See Item 5.

- ----------------------------------------------------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                                1,576,000

- ----------------------------------------------------------------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                                                                    |_|

- ----------------------------------------------------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                      20.3%

- ----------------------------------------------------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON                                                                                   CO

- ----------------------------------------------------------------------------------------------------------------------------


NY1-148262.5

- --------------------------------------                                                   -----------------------------------
CUSIP NO.                                                  SCHEDULE
053672 10 1                                                   13D
- --------------------------------------                                                   -----------------------------------


- ----------------------------------------------------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSON                                             Japan Fleet Service (Singapore) Pte. Ltd.


            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- ----------------------------------------------------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (A)|_|
                                                                                                                   (B)|_|

- ----------------------------------------------------------------------------------------------------------------------------
3.          SEC USE ONLY

- ----------------------------------------------------------------------------------------------------------------------------
4.          SOURCE OF FUNDS                                                                                             WC

- ----------------------------------------------------------------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                                           |_|
            REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

- ----------------------------------------------------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION                                                                 Singapore

- ----------------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES                       7.         SOLE VOTING POWER                                                     0

BENEFICIALLY OWNED                   ---------------------------------------------------------------------------------------
                                       8.         SHARED VOTING POWER                                           1,586,000
BY EACH REPORTING                                                                                             See Item 5.
                                     ---------------------------------------------------------------------------------------
 PERSON WITH                           9.         SOLE DISPOSITIVE POWER                                                0

                                     ---------------------------------------------------------------------------------------
                                       10.        SHARED DISPOSITIVE POWER                                      1,586,000
                                                                                                              See Item 5.

- ----------------------------------------------------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                                1,586,000

- ----------------------------------------------------------------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                                                                    |_|

- ----------------------------------------------------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                      20.3%

- ----------------------------------------------------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON                                                                                   CO

- ----------------------------------------------------------------------------------------------------------------------------


NY1-148262.5

- --------------------------------------                                                   -----------------------------------
CUSIP NO.                                                  SCHEDULE
053672 10 1                                                   13D
- --------------------------------------                                                   -----------------------------------


- ----------------------------------------------------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSON                                                     Japan Fleet Service (Europe) B.V.


            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- ----------------------------------------------------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                       (A)|_|
                                                                                                                   (B)|_|

- ----------------------------------------------------------------------------------------------------------------------------
3.          SEC USE ONLY

- ----------------------------------------------------------------------------------------------------------------------------
4.          SOURCE OF FUNDS                                                                                             WC

- ----------------------------------------------------------------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                                                           |_|
            REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

- ----------------------------------------------------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION                                                               Netherlands

- ----------------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES                       7.         SOLE VOTING POWER                                                     0

BENEFICIALLY OWNED                   ---------------------------------------------------------------------------------------
                                       8.         SHARED VOTING POWER                                           1,576,000
BY EACH REPORTING                                                                                             See Item 5.
                                     ---------------------------------------------------------------------------------------
 PERSON WITH                           9.         SOLE DISPOSITIVE POWER                                                0

                                     ---------------------------------------------------------------------------------------
                                       10.        SHARED DISPOSITIVE POWER                                      1,576,000
                                                                                                              See Item 5.

- ----------------------------------------------------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                                1,576,000

- ----------------------------------------------------------------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                                                                    |_|

- ----------------------------------------------------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                      20.3%

- ----------------------------------------------------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON                                                                                   CO

- ----------------------------------------------------------------------------------------------------------------------------


NY1-148262.5

Item 1.  Security and Issuer

         This Statement relates to the Common Stock, $.001 par value (the "Shares"), of Aviation Sales Company, a corporation organized and existing under the laws of the State of Delaware (the "Company"). The address of the principal executive office of the Company is 6905 N.W. 25th Street, Miami, Florida 33131-1704.


Item 2.  Identity and Background

         (a, b, c and f) This Statement is being filed by (i) J/T Aviation Partners, a Delaware general partnership ("J/T"), the principal business of which is to hold an investment in the Company, (ii) TM Aviation (Japan) Inc., a Delaware corporation ("TM Japan"), the principal business of which is to act as a general partner of J/T, (iii) TM Aviation (USA) Inc., a Delaware corporation ("TM USA"), the principal business of which is to act as a general partner of J/T, (iv) Japan Fleet Service (Delaware) Inc., a Delaware corporation ("JFS Delaware"), the principal business of which is to act as a general partner of J/T, (v) Japan Fleet Service (Europe) B.V., a Netherlands corporation ("JFS Europe"), the principal business of which is aircraft spare parts leasing and to hold the capital stock of JFS Delaware, (vi) Tomen Corporation, a corporation organized under the laws of Japan ("Tomen"), the principal business of which is a general trading company (sogo shosha) involved in domestic and foreign trading of a wide range of products, including foodstuffs, apparel, housing, industrial plant, tankers, aircraft and minerals and (vii) Japan Fleet Service (Singapore) Pte. Ltd., a Singapore corporation ("JFS Singapore"), the principal business of which is aircraft and aircraft spare parts leasing and general traders of aviation products and services. The principal office of each of J/T, TM Japan and TM USA is c/o Tomen America Inc., 1285 Avenue of the Americas, New York, New York 10019. The principal office of Tomen is 14-27, Akasaka 2-Chome, Minato-Ku, Tokyo, Japan. The principal office of each of JFS Delaware, JFS Europe and JFS Singapore is c/o Japan Fleet Service (Singapore) Pte. Ltd., 10 Shenton Way No. 17-06/09, MAS (Monetary Authority of Singapore) Building, Singapore 0207. TM Japan, TM USA and JFS Delaware each own, respectively, a 35%, 15% and 50% general partner interest in J/T. TM Japan and TM USA are wholly-owned subsidiaries of Tomen. JFS Delaware is a wholly-owned subsidiary of JFS Europe and JFS Singapore owns 60% of the capital stock of JFS Europe. Exhibit 1 hereto sets forth the name, principal business, address and citizenship of each of the executive officers and directors of TM Japan, TM USA, Tomen, JFS Delaware, JFS Europe and JFS Singapore, and is incorporated herein by reference. J/T, TM Japan, TM USA, Tomen, JFS Delaware, JFS Europe and JFS Singapore are referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

         (d and e) During the last five years, none of J/T, TM Japan, TM USA, Tomen, JFS Delaware, JFS Europe or JFS Singapore or any of the persons listed on Exhibit 1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         On February 14, 1992, TM Japan, TM USA and JFS Delaware entered into the J/T Aviation Partners general partnership agreement for the purpose of acquiring a partnership interest in AJT Capital Partners, a Delaware general partnership ("AJT"). TM Japan contributed $1,400,000 for a 35% general partnership interest, TM USA contributed $600,000 for a 15% general partnership interest and JFS Delaware contributed $2,000,000 for a 50% general partnership interest.



NY1-148262.5

          AJT was formed in February 1992. J/T contributed $3,840,000 for a 48% general partnership interest. On February 28, 1992, AJT acquired the majority of the aircraft spare parts inventory of Eastern Airlines, Inc. from the Trustee of the Estate of Eastern Air Lines, Inc. for a purchase price of $64,500,000.

         On December 2, 1994, AJT contributed net assets in the amount of $3,729,977 to ASC Acquisition Partners, L.P., a Delaware limited partnership ("ASC Partners") in return for a 20% limited partnership interest. By virtue of its 48% general partnership interest in AJT, J/T has a 9.6% limited partnership interest in ASC Partners. In addition, on December 2, 1994, J/T contributed $36,048 to Aviation Sales Management Company, a Delaware corporation ("ASMC") in exchange for 360 shares of common stock, $100 par value per share of ASMC which represented a 48% interest in ASMC. ASMC contributed $75,000 to ASC Partners for a 2% general partnership interest. Additionally, J/T contributed $1,404,000 to ASC Partners in exchange for a 37.44% limited partnership interest in ASC Partners. J/T also contributed $480 to each of Aviation Properties, a Delaware general partnership and Aviation Properties of Texas, a Delaware general partnership in exchange for a 48% general partnership interest in both partnerships.

         On January 1, 1996, J/T sold a portion of its limited partnership interest in ASC Partners in the amount of 6.48% to 5 senior members of management of ASC Partners pursuant to options held by such members of management. In return, J/T Partners received promissory notes in the aggregate principal amount of $689,773.

         On June 26, 1996, the limited partners of ASC Partners contributed their limited partnership interests to the Company pursuant to an Exchange Agreement by and among the Company and the limited partners of ASC Partners (the "Exchange Agreement"). J/T received 973,000 shares of Common Stock plus $8,835,000 for their 30.96% limited partnership interest in ASC Partners. Additionally, AJT as a limited partner of ASC Partners with a 20% interest received 1,000,000 shares of Common Stock of the Company pursuant to the Exchange Agreement. In addition, on June 26, 1996, AJT was dissolved pursuant to an Agreement to Dissolve by and between J/T and RCP Management L.P., a Texas limited partnership and a 52% general partner of AJT. Pursuant to the Amended and Restated Partnership Agreement of AJT dated November 30, 1994, J/T as a 48% general partner received 480,000 shares of Common Stock of the Company.

         Pursuant to a Merger Agreement dated June 26, 1996, by and among Aviation Sales Management Company, a Delaware corporation ("ASMC"), the Company and Aviation Sales Operating Company, a Delaware corporation, ASMC was merged into Aviation Sales Operating Company with each holder of shares of common stock of ASMC receiving 133 1/3 shares of Common Stock of the Company for one share of common stock of ASMC. J/T as a holder of 360 shares of ASMC received 48,000 shares of Common Stock of the Company.

         Pursuant to the Exchange Agreement, an additional 75,000 shares of Common Stock of the Company owned by J/T is subject to an over-allotment option granted to the underwriters of the Company's initial public offering. J/T does not have possession of such shares at the present time and will only obtain possession if the underwriters do not exercise such option by July 27, 1996.

Item 4.  Purpose of Transaction

         J/T, TM Japan, TM USA, Tomen, JFS Delaware, JFS Europe and JFS Singapore currently intend to hold the Company's Shares for investment purposes. Neither J/T, TM Japan, TM USA, Tomen, JFS Delaware, JFS Europe nor JFS Singapore has any current intention to purchase additional Shares.

         Other than as discussed herein, neither J/T, TM Japan, TM USA, Tomen, JFS Delaware, JFS Europe nor JFS Singapore has any plans or proposals which relate to or would result in (i) the acquisition of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company


NY1-148262.5
or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or (x) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of Issuer

         (a) J/T may be deemed to be the beneficial owner of 1,576,000 Shares. Such Shares constitute 20.3% of the outstanding Shares (based on information obtained from the Company). TM Japan through its 35% general partnership interest in J/T may be deemed to be the beneficial owner of 1,576,000 Shares. TM USA through its 15% general partnership interest in J/T may be deemed to be the beneficial owner of 1,576,000 Shares. JFS Delaware through its 50% general partnership interest in J/T may be deemed to be the beneficial owner of 1,576,000 Shares. Tomen Corporation through its wholly-owned subsidiaries, TM Japan and TM USA, and through its employment of Kazatami Okui, a director of the Company, who owns 10,000 stock options of the Company which are immediately exercisable at an exercise price of $19.00 per share (the "Okui Options"), may be deemed to be the beneficial owner of 1,586,000 Shares. JFS Europe through its wholly-owned subsidiary, JFS Delaware, may be deemed to be the beneficial owner of 1,576,000 Shares and JFS Singapore through its 60% owned subsidiary, JFS Europe, and through its employment of Tim Lawrence Watkins, a director of the Company, who owns 10,000 stock options of the Company which are immediately exercisable at an exercise price of $19.00 per share (the "Watkins Options") may be deemed to be the beneficial owner of 1,586,000 Shares.

         To the knowledge of J/T, TM Japan, TM USA, Tomen, JFS Delaware, JFS Europe and JFS Singapore, none of the persons described on Exhibit 1 owns any of the Company's Shares except Kazutami Okui and Tim Lawrence Watkins, directors of the Company, each own 10,000 stock options granted pursuant to the Company's 1996 Director Stock Option Plan.

         (b) Each of TM Japan, TM USA and JFS Delaware may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of the Shares owned by J/T. In addition, Tomen, by virtue of its direct ownership of all of the stock of TM Japan and TM USA, may be deemed to share with TM Japan, TM USA, JFS Delaware, JFS Europe and JFS Singapore, the power to vote or direct the vote and the power to dispose or direct the disposition of the Shares owned by J/T. JFS Europe, by virtue of its direct ownership of all of the stock of JFS Delaware and JFS Singapore by virtue of its 60% ownership interest in JFS Europe, may each be deemed to share with TM Japan, TM USA, Tomen and with each other, the power to vote or direct the vote and the power to dispose or direct the disposition of the Shares owned by J/T. JFS Singapore through its employment of Tim Lawrence Watkins, a director of the Company and the owner of the Watkins Options, may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of the Watkins Options with Mr. Watkins. Tomen, through its employment of Kazutami Okui, a director of the Company and the owner of the Okui Options, may be deemed to share the power to vote or direct the vote and the power to dispose or direct the disposition of the Okui Options with Mr. Okui.

         (c)      None in addition to the transactions described in Item 3.

         (d-e)    Not applicable.



NY1-148262.5

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Except as described in Items 2, 3 and 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.


Item 7.  Material to be Filed as Exhibits

         The following exhibits are incorporated herein by reference:

         1. Executive Officers and Directors of TM Aviation (Japan) Inc., TM Aviation (USA) Inc., and Tomen Corporation, Japan Fleet Service (Delaware) Inc., Japan Fleet Service (Europe) B.V. and Japan Fleet Service (Singapore) Pte. Ltd. who are not Reporting Persons.

         2. Partnership Agreement of J/T Aviation Partners, dated February 14, 1992.

         3. First Amendment to Partnership Agreement of J/T Aviation Partners, dated November 30, 1994.

         4. Exchange Agreement by and among Aviation Sales Company and the limited partners of ASC Acquisition Partners, L.P., dated June 26, 1996.

         5. Agreement of Merger by and among Aviation Sales Management Company, Aviation Sales Company and Aviation Sales Operating Company dated as of June 24, 1996.

         6. Amended and Restated Partnership Agreement of AJT Capital Partners, dated November 30, 1994.

         7. Agreement to dissolve AJT Capital Partners Partnership Agreement between J/T Aviation Partners and RCP Management, L.P. dated as of June 26, 1996.

         8. Joint Filing Agreement between J/T Aviation Partners, TM Aviation (Japan) Inc., TM Aviation (USA) Inc., Japan Fleet Service (Delaware) Inc., Japan Fleet Service (Europe) B.V., Tomen Corporation and Japan Fleet Service (Singapore) Pte. Ltd.





NY1-148262.5

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  July 3, 1996
          J/T AVIATION PARTNERS

          By:   JAPAN FLEET SERVICE (DELAWARE) INC.,
                General Partner

                For J/T Aviation Partners and as a Reporting Person


                By:   /s/ Tim L. Watkins
                   ------------------------------
                      Name:  Tim L. Watkins
                      Title:  President

          By:   TM AVIATION (JAPAN) INC., General Partner

                For J/T Aviation Partners and as a Reporting Person


                By:   /s/ K. Okui
                   ------------------------------
                      Name:  K. Okui
                      Title:  President

          By:    TM AVIATION (USA) INC., General Partner

                For J/T Aviation Partners and as a Reporting Person


                By:   /s/ T. Yoshida
                   ------------------------------
                      Name:  T. Yoshida
                      Title:  President

          TOMEN CORPORATION


          By:   /s/ K. Okui
             ------------------------------
                Name:  K. Okui
                Title:

          JAPAN FLEET SERVICE (Europe) B.V.


          By:   /s/ Tim L. Watkins
             ------------------------------
                Name:  Tim L. Watkins
                Title:  President

          JAPAN FLEET SERVICE (Singapore) Pte. Ltd.


          By:   /s/ Tim L. Watkins
             ------------------------------
                Name:  Tim L. Watkins
                Title:  Managing Director






NY1-148262.5

                                 EXHIBIT INDEX


                                                          Exhibit Sequentially
                                                                 Numbered Page


 1. Executive Officers and Directors of TM Aviation (Japan) Inc., TM Aviation (USA) Inc., and Tomen Corporation, Japan Fleet Service (Delaware) Inc., Japan Fleet Service (Europe) B.V. and Japan Fleet Service (Singapore) Pte. Ltd. who are not Reporting Persons.

 2. Partnership Agreement of J/T Aviation Partners, dated February 14,
    1992.

 3. First Amendment to Partnership Agreement of J/T Aviation Partners, dated November 30, 1994.

 4. Exchange Agreement by and among Aviation Sales Company and the limited partners of ASC Acquisition Partners, L.P., dated June 26, 1996.

 5. Agreement of Merger by and among Aviation Sales Management
    Company, Aviation Sales Company and Aviation Sales Operating
    Company dated as of June 24, 1996.

 6. Amended and Restated Partnership Agreement of AJT Capital Partners, dated November 30, 1994.

 7. Agreement to dissolve AJT Capital Partners Partnership Agreement by and between J/T Aviation Partners and RCP Management, L.P. dated as of June 26, 1996.

 8. Joint Filing Agreement between J/T Aviation Partners, TM Aviation (Japan) Inc., TM Aviation (USA) Inc., Japan Fleet Service (Delaware) Inc., Japan Fleet Service (Europe) B.V., Tomen Corporation and Japan Fleet Service (Singapore) Pte. Ltd.




NY1-148262.5